UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Metretek Technologies, Inc.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
(Title of Class of Securities)

59159Q107
---------------------------------------------------
(CUSIP Number)

Wendy Schnipper Clayton, Esq.
DDJ Capital Management, LLC
141 Linden Street, Suite 4
Wellesley, MA 02482-7910
781-283-8500
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

June 9, 2005
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(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following
box [   ].

(Continued on following pages)

(Page 1 of 6 Pages)

SCHEDULE 13D
CUSIP NO. 59159Q107	PAGE 2 OF 6 PAGES


1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ Capital Management, LLC
	04-3300754
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Commonwealth of Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		1,328,969
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		1,328,969
PERSON WITH	10	SHARED DISPOSITIVE
POWER


11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	1,328,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
10.84%
14	TYPE OF REPORTING PERSON *
IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 59159Q107	PAGE 3 OF 6 PAGES




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	B III-A Capital Partners, L.P.
	04-3495504
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		221,497
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		221,497
PERSON WITH	10	SHARED DISPOSITIVE
POWER


11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	221,497
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
1.81%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 59159Q107	PAGE 4 OF 6 PAGES




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	GP III-A, LLC
	04-3493598
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		221,497
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		221,497
PERSON WITH	10	SHARED DISPOSITIVE
POWER


11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	221,497
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
1.81%
14	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 59159Q107	PAGE 5 OF 6 PAGES

ITEM 1.	SECURITY AND ISSUER:

	This Amendment No. 7 to Schedule 13D (Amendment No. 7)
should be read in conjunction with the Schedule 13D dated December 9, 1999 (Schedule 13D), Amendment No. 1 dated January 9, 2000
(Amendment No. 1), Amendment No. 2 dated February 4, 2000
(Amendment No. 2), Amendment No. 3 dated April 10, 2000 (Amendment
No. 3), Amendment No. 4 dated December 9, 2000 (Amendment No. 4), Amendment No. 5 dated May 12, 2004 (Amendment No. 5) and
Amendment No. 6 dated June 9, 2004 (Amendment No. 6), each as filed with the Securities and Exchange Commission by DDJ Capital
Management, LLC, a Massachusetts limited liability company, and certain
affiliates.   This Amendment No. 7 amends the Schedule 13D, Amendment
No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4,
Amendment No. 5 and Amendment No. 6 only with respect to those items below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment
No. 5 or Amendment No. 6, respectively.

	This filing of statement is not, and should be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

	This statement relates to shares of the Common Stock, $.01 par value (the Shares) of Metretek Technologies, Inc. (the Company). The principal executive offices of the Company are located at 1675 Broadway, Suite 2150, Denver, Colorado, 80202.

ITEM 3. 	SOURCES AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION:

Item 3 is amended by adding the following paragraph.

      Certain warrants (the Warrants) held by the Funds that may have been exercised to acquire an aggregate of 728,969 shares of Common Stock expired unexercised in accordance with their terms on June 9, 2005. The initial exercise price for the Warrants was $3.0571 per share. More specifically, Warrants to acquire 121,497 shares of Common Stock held by the Fund expired unexercised; Warrants to acquire 364,484 shares of Common Stock held by DDJ Canadian expired unexercised; and Warrants to acquire 242,988 shares of Common Stock held by the Account expired unexercised. As the Warrants, prior to their expiration, could have been exercised by the Funds at any time, the Funds in the aggregate were deemed to beneficially own the 728,969 shares of Common Stock issuable upon the exercise of the Warrants. Such shares of Common Stock are accordingly not included in the amounts shown in this filing.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER:

	Paragraph (a) in Item 5 is deleted in its entirety and amended as set forth below.

	(a)	As of the date hereof, B III-A Capital Partners, L.P. owns,
and GP III-A, LLC and DDJ beneficially own, as general partner and investment manager, respectively of B III-A Capital Partners, L.P., 221,497 Shares or approximately 1.81% of the Company. DDJ, as investment manager to the Account, may be deemed to beneficially own 442,988
Shares, or approximately 3.61% of the outstanding Shares of the Company. DDJ, as investment advisor to DDJ Canadian, may be deemed to beneficially own 664,484 Shares, or approximately 5.42% of the outstanding Shares of the Company. Accordingly, in the aggregate, DDJ may be deemed to be the beneficial owner of 1,328,969 Shares, or approximately 10.84% of the outstanding Shares of the Company.

SCHEDULE 13D
CUSIP NO. 59159Q107	PAGE 6 OF 6 PAGES


Signature:
========

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


By:	/s/ Wendy Schnipper Clayton
	-----------------------------------------
	Wendy Schnipper Clayton
	Attorney-in-Fact*


* Limited Power of Attorney filed with the SEC on July 29, 1998 with Frontier Airlines Schedule 13D Frontier Airlines Inc.